Mail Stop 0308
      June 22, 2005

Mr. R. Richard Fontaine
c/o GameStop Corp.
625 Westport Parkway
Grapevine, Texas  76051

      Re:	GSC Holdings Corp.
      	Registration Statement on Form S-4
      Filed May 23, 2005
		File No. 333-125161

		Electronics Boutique Holdings Corp.
		Form 10-K/A for Fiscal Year Ended January 29, 2005
		Filed May 20, 2005
		Form 10-Q for Fiscal Quarter Ended April 30, 2005
		Filed June 9, 2005
		File No. 0-24603

Dear Mr. Fontaine:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form S-4

Unaudited Pro Forma Condensed Consolidated Financial Data

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 135
1. Please remember to update you pro forma financial statements.
2. We note that you have not included an adjustment to increase the value of acquired inventory. Please tell us what was your consideration of SFAS 141 paragraph 37(c)(1). If you have not been able to come up with an estimate of the adjustment, please tell us why you have not been able to estimate this item.
3. Revise your disclosures to explain more fully what is represented by this adjustment (c) to intangible assets. Please explain in more detail the components of the increase in intangible assets of $1.1 billion. We note your disclosures that you have not completed your assessment of fair values. Please tell us when you expect to more fully complete your assessment and what prevents you from identifying and valuing specific individual components such as the non-compete agreement with Mr. Kim.
4. According to the store locations listed in your respective Form 10-K`s, it appears that you may have overlapping locations in several cities. Please tell us whether you have any plans to close stores and incur associated costs within the twelve month period following the acquisition. If these costs are expected to be material, please disclose them in the notes to your pro forma financial statements.

Unaudited Pro Forma Condensed Consolidated Statement of
Operations,
page 137
5. We note that executives at Electronics Boutique Holdings Corp. will receive additional compensation under a Merger Bonus Plan established in connection with this transaction. Please revise your pro forma presentation to include the amounts paid to the executives of both merger partners under new or existing compensation plans as a result of the merger transactions. Please tell us the nature of any amounts being paid and the terms and conditions under which payments will be paid. If other new employment agreements have been executed as a result of or in connection with the mergers, please tell us and revise your presentation to include the impact of these liabilities in your pro forma financial statements. Your disclosures should explain any assumptions used to determine the amounts reflected in your pro forma adjustments.



6. Your disclosures on page 93 discuss your voting agreement with the
Kim Group in connection with the merger transactions. Please tell us and disclose if you paid any consideration in connection with this agreement. If so, please tell us where that amount is reflected in your pro forma statement of operations.
7. Please disclose the basis for the assumptions used to calculate the amount of interest you expect to incur on new long-term debt.
8. Please tell us and disclose the terms and conditions of any contingent considerations and their impact on future earnings.

Electronics Boutique Holdings Corp. - Form 10-K/A for the year ended
January 29, 2005

Item 1.  Business, page 1
9. Please disclose in tabular form for each period presented the amount or percentage of total revenue or sales contributed by each class of similar products or services. See Item 101(c)(1)(i) of Regulation S-K.

Competitive Strengths

Pre-played Products, page 9
10. Your disclosures indicate that pre-played products have become your fastest growing product line and that you receive many of these products as trade-ins on new products. Please tell us and revise your disclosures to clarify the sources which supply you with pre-played or used video game products. If you obtain used video game products from sources other than walk-in customers, please disclose how much from each source.
11. You disclose that you operate a product reclamation center that tests, cleans, relabels, re-packages and re-distributes traded-in products that are received from customers as trade-ins and credit on new products. Please explain to us the annual costs of your product reclamation center, the number of people involved and generally how it operates. Please tell us what line item on your consolidated statement of operations you include these costs and why.

Innovative Marketing, pages 10-11
12. You disclose that during August 2004 you launched a new customer loyalty program called EB EDGE CARD that offers customers a discount on pre-played video game products purchased from your web site or any retail store. Please explain to us how the program operates, the benefits customer can earn, the cost to join the program, if any, your accounting treatment of the benefits earned under the program.
Please tell us whether you believe that EITF 00-22 applies to your program and the reasons supporting your conclusion.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 24

General
13. We note your disclosures on page 9 relating to pre-played products that this product line has become your fastest growing category and that you now expect net sales from pre-played products at certain retail stores to exceed net sales from new video game products. However, you do not discuss in your management`s discussion and analysis the contribution that pre-played products have on net sales and gross margin for each period presented. Please provide us the net sales, gross profits and related gross margin percentages for new and pre-played video game products for all periods presented and explain to us why you do not discuss the impact of this product line has on your business. Refer to Item 303(a)(3)
of Regulation S-K.

Fiscal 2005 Compared to Fiscal 2004, page 24
14. Your disclosures state that 479 new stores were opened during fiscal 2005 generating a sales volume of approximately $288 million, or $601,000 per store.  Please tell us and revise your disclosures to
explain the reason why the 399 new stores opened during fiscal
2004
only generated a sales volume of approximately $139 million, or only
$348,000 per store, which is $253,000 or 42% less sales per store. Please also tell us if you closed any stores in either fiscal year presented. Explain and disclose if the lower sale volume in the first year is related to the product mix, location or a combination of these two factors. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources

General
15. We note that you do not include any amounts for purchase obligations as required by Item 303(a)(5)(ii)(D) of Regulation S-K.
Please tell us and revise your disclosures to include a separate line item in the table for all purchase obligations as required, or explain to us why you do not believe it is appropriate to do so.
16. Please tell us the components and related amounts included in the deferred rent and other long-term liabilities line item of your consolidated balance sheet. Please tell us why each item was not included in your contractual obligations table. We note that other long-term liabilities reflected on your consolidated balance sheet under GAAP are among the items required to be disclosed in the table.
Refer to Item (a)(5) of Regulation S-K.
17. In a separately captioned section, please revise your disclosures to include any off-balance arrangements that have or are reasonably likely to have a current or future effect on your financial condition. Your discussion should include all of the information that is now required by Item 303(a)(4) of Regulation S-K. If there are none, please state this in your revised disclosures.

Consolidated Financial Statements

Consolidated Balance Sheets, page 34

Accounts Receivable
18. Please tell us the nature of the trade and vendor receivables for each of the balance sheet dates since most of your operations entail point of sale cash transactions. If amounts recorded involve estimates, please explain to us how you determine the amounts recorded.

Notes to Consolidated Financial Statements

Note 1.  Organization and Summary of Significant Accounting
Policies

General
19. Please tell us and revise your disclosures to include your accounting policy for gift certificates and how you determine the amount of liability for all periods presented.

Description of Business, page 38
20. You disclose that you operate only one business segment.
Please
provide us with an analysis of how you determined that you have only
one operating segment.  We would expect your response to address all
of the requirements of paragraph 10 of SFAS 131. If by chance you aggregate more than one operating segment into one reportable segment, please tell us how you meet all of the requirements of paragraph 17 of SFAS 131. Please also tell us who in your organization serves as your Chief Operating Decision Maker (CODM) and provide us with a copy of the financial information reviewed on a
monthly basis by your CODM.   Please also provide us an
organizational chart showing the management structure under the CODM to help us understand how you manage the operational aspects of your business.
Merchandise Inventories, page 39
21. Please provide us with the components of your inventory, including a summary of the amounts of new and used video game products included in inventory for all periods presented.

Vendor Programs, page 39
22. You disclose your receipt of vendor allowances from vendors in connection with the purchase or promotion of a vendor`s products, along with the types of programs and arrangements that are funded by the allowances. For each type of program or arrangement, please tell us when you record the allowances and your basis for time in which you recognize the allowance.
23. You disclose advertising expenses for all periods presented, excluding vendor allowances, and the amount of vendor allowances received that were netted against advertising expenses. Please revise your disclosures to disclose include the following additional information with respect to allowances received from vendors:
* the number of vendors and the length of time of the agreements;
* the terms and conditions of the agreements;
* a statement that management would or would not continue to incur the same level of advertising expenditures even if vendors discontinued their support;
* in MD&A the impact that vendor allowances received have on your results of operations in terms of generating additional revenues; and
* the dollar amount of the excess that you recorded in cost of goods sold.

Refer to EITF 02-16 and paragraph .49 of SOP 93-7. Please show us in your supplemental response what your revised disclosures will look like.

Note 6 - Game Group Services Agreement, page 46
24. You disclose that you terminated in January 2004 a management services agreement with The Game Group Plc, a specialty interactive entertainment retailer based in the United Kingdom. We note that you recorded $4.7 million of the $15 million fee as revenue upon execution of the agreement. Please explain to us what was represented by the $4.7 million and why recognition at the time the agreement was executed was appropriate.


Note 7 - Related Party Transactions, page 46
25. Please tell us if you incurred a gain or loss on the sale of BC
Sports Collectibles business to SCAC.

Note 12 - Legal Contingencies, page 50
26. We note your disclosures concerning the employment suit filed in
New York State. Your disclosures indicate that the outcome of this suit could have a material adverse impact on your company. Please tell us in more detail what the plaintiff is seeking with regards to damages. Tell us whether it is possible to estimate a range of possible loss.

Item 15.  Exhibits, Financial Statement Schedules and Report on
Form
8-K

(a)(2)  Financial Statement Schedule

Schedule II - Valuation and Qualifying Accounts, page 53
27. The amounts disclosed on Schedule II do not include the amounts recorded for estimated sales returns and allowances. Please revise
Schedule II to include the amounts estimated for sales returns and allowances for all periods presented. Refer to Rules 5-04(c) and 12-
09 of Regulation S-X.

Form 10-Q for Fiscal Quarter Ended April 30, 2005

General
28. Where applicable, please address the issues noted in the above comments in your interim financial statements.


* * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the
Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.








	You may contact Milwood Hobbs, Staff Accountant, at (202)
551-
3241, or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor, at
(202) 551-3335 or me at (202) 551-3720 with any other questions.

      Sincerely,


      H. Christopher Owings
      Assistant Director

cc:	Jay M. Dorman, Esq.
	Bryan Cave LLP
	Fax:  (212) 541-1418

R. Richard Fontaine
GSC Holdings Corp.
June 22, 2005
Page 1